HOUGHTON MIFFLIN HARCOURT COMPANY

125 High Street

Boston, MA 02110

December 20, 2017

VIA EDGAR

Lyn Shenk

Branch Chief, Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Houghton Mifflin Harcourt Company

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

File No. 001-36166

Dear Ms. Shenk:

Reference is made to the letter dated December 12, 2017 (the “Comment Letter”) setting forth a comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above referenced Annual Report on Form 10-K (the “Form 10-K”) of Houghton Mifflin Harcourt Company (the “Company,” “we” or “our”).

We have reproduced below the Staff’s comment followed by our response.

Critical Accounting Policies and Estimates; Goodwill and Indefinite-lived Intangible Assets, Page 56

Comment:

“We note your history of operating and net losses, your accumulated deficit, and your valuation allowance against certain deferred tax assets because you did not anticipate future taxable income in the near term to assure utilization. Please tell us if you were at risk in failing the step 1 of the goodwill impairment test as of October 31, 2016. If you were not at risk, please consider making a statement that you were not at risk in failing the step 1 of the test or that the fair value of the education reporting unit substantially exceeded the unit’s carrying value as of that date. If you were at risk, please tell us your consideration of providing the following disclosures related to goodwill in order to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty.

a.	Percentage by which fair value exceeded carrying value as of the most recent step-one test;

b.	Description of key assumptions that drive fair value; and

c.	Discussion of the uncertainty (or lack of) associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

Response to Comment:

The Company respectfully advises the Staff that we were not at risk of failing step 1 of the goodwill impairment test as of October 1, 2016, our most recent impairment testing date. As of October 1, 2016, we determined the estimated fair value of our Education reporting unit to be $2,200 million, which exceeded the carrying value of our Education reporting unit of $1,580 million, by $620 million, or 39%. In future filings, we will enhance our disclosure to make a statement that we were not at risk in failing step 1 of the test or that the fair value of the Education reporting unit substantially exceeded its carrying value as of that date. Further, in the future, if we determine that we are at risk of failing step 1, we will include disclosures related to goodwill in order to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (617) 351–3166.

Sincerely,

/s/	Joseph P. Abbott, Jr.

Joseph P. Abbott, Jr.
Executive Vice President and Chief Financial Officer Houghton Mifflin Harcourt Company